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SUBMISSION:
TYPE: SC 13G
FILING DATE: 20000720

COMPANY DATA:
CONFORMED NAME: REED CONNER & BIRDWELL INC.
CIK: 860644
IRS NUMBER: 95-2461281
STATE OF INCORPORATION: CA
FISCAL YEAR END: 0630

FILING VALUES:
FORM TYPE: SC 13G
ACT: 34

SUBMISSION CONTACT:
NAME: D. BEASLEY
PHONE: 3104784005

BUSINESS ADDRESS:
STREET1: 11111 SANTA MONICA BOULEVARD, SUITE 1700
CITY: LOS ANGELES
STATE: CA
ZIP: 90025

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                        AMERICAN COIN MERCHANDISING INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    02516B108
                                 (CUSIP NUMBER)



Check the appropriate box to designate the rule pursuant to Which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Check the following box is a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no


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amendment subsequent thereto reporting benefical ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP NO.  02516B108

1. NAME OF REPORTING PERSON & I.R.S. IDENTIFICATION NO.

   Reed Conner & Birdwell, Inc. ("RCB") I.R.S. 95-2461281

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]
N/A  (b)  [ ]

3. SEC USE ONLY

4. CITIZENSHIP OF PLACE OR ORGANIZATION

   California

NUMBER OF      5. SOLE VOTING POWER   526,830
SHARES
BENEFICIALLY   6. SHARED VOTING POWER   0
OWNED BY
EACH           7. SOLE DISPOSITIVE POWER 526,830
REPORTING
PERSON WITH    8. SHARED DISPOSITIVE POWER 0

9. AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

526,830

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.12%

12. TYPE OF REPORTING PERSON*

IA


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Cusip # 02516B108
Item 1: Reporting Person - Donn B. Conner
Item 4: U.S.A.
Item 5: 526,830
Item 6: None
Item 7: 526,830
Item 8: None
Item 9: 526,830
Item 11: 8.12%
Item 12: IN

Cusip # 02516B108
Item 1: Reporting Person - Jeff Bronchick
Item 4: U.S.A.
Item 5: 526,830
Item 6: None
Item 7: 526,830
Item 8: None
Item 9: 526,830
Item 11: 8.12%
Item 12: IN

Cusip # 02516B108
Item 1: Reporting Person - James C. Reed
Item 4: U.S.A.
Item 5: 526,830
Item 6: None
Item 7: 526,830
Item 8: None
Item 9: 526,830
Item 11: 8.12%
Item 12: IN

Cusip # 02516B108
Item 1: Reporting Person - James P. Birdwell
Item 4: U.S.A.
Item 5: 526,830
Item 6: None
Item 7: 526,830
Item 8: None
Item 9: 526,830
Item 11: 8.12%
Item 12: IN

Item 1.

(a) Name of Issuer: American Coin Merchandising, Inc.

(b) Address of Issuer's Principal Executive Offices

5660 Central Avenue
Boulder, CO 80301


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Item 2.

(a) Name of Person Filing: Reed Conner & Birdwell, Inc.

(b) Address of Principal Office:
11111 Santa Monica Boulevard
Suite 1700
Los Angeles, CA  90025

(c) Citizenship: A California Corporation

(d) Title and Class of Securities: Common Stock

(e) CUSIP Number: 02516B108

Item 3. If this statement if filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [X] An investment adviser in accordance with 240.
        13d-1(b)(1)(ii)(E)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Reed Conner & Birdwell 526,830

(b) Percent of Class: 8.12%

(c) Number of Shares as to which person has:

    (i) Sole power to vote or to direct the vote 526,830

   (ii) Shared power to vote or to direct the vote 0

  (iii) Sole power to dispose or to direct the disposition of
        526,830

   (iv) Sole power to dispose or to direct the disposition of
        0

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A


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Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the
        Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2000

Reed Conner & Birdwell, Inc.

By:  /S/ Donn B. Conner
----------------------------------
Donn B. Conner, President & CEO

By:  /S/ Jeffrey Bronchick
----------------------------------
Jeffrey Bronchick, CIO

By:  /S/ James C.  Reed
----------------------------------
James C. Reed, Executive VP

By:  /S/ James P. Birdwell
----------------------------------


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James P. Birdwell, Executive VP



JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated: July 20, 2000


By: /S/ Donn B. Conner
-----------------------------------
Donn B. Conner, President & CEO


By: /S/ Jeffrey Bronchick
-----------------------------------
Jeffrey Bronchick, CIO


By: /S/ James C. Reed
-----------------------------------
James C. Reed, Executive VP


By: /S/ James P. Birdwell
-----------------------------------
James P. Birdwell, Executive VP